
July 23, 2015

Thomas C. Ennis
Chief Executive Officer
Amplify Snack Brands, Inc.
500 West 5th Street, Suite 1350
Austin, TX 78701

> **Re: Amplify Snack Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 16, 2015**
> **Correspondence dated July 16, 2015**
> **Correspondence dated July 17, 2015**
> **File No. 333-205274**

Dear Mr. Ennis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter.

Amendment No. 1 to Registration Statement on Form S-1

1. We note your new disclosure regarding the stockholders agreement in the Prospectus Summary on page 7 under the heading "Our Principal Stockholder." Please add a brief discussion to the Prospectus Summary highlighting the key risks associated with the stockholders agreement.

Correspondence dated July 16, 2015

2. We note that you determined a business equity value using the income approach to estimate the fair value of the awards granted in December 2014. However, we note that

the fair value of the awards granted in February 2015 and June 2015 were estimated based on a business equity value using the market approach. Please tell us why the market approach was not used in connection with the December 2014 valuation.

3. Please explain how the information in the column labeled "weighted-average grant date fair value per unit on the date of grant" differs from the information in the column labeled "weighted-average grant date fair value per unit for financial reporting purposes." As part of your response, please explain the difference in the amounts presented for the awards granted in June 2015 and tell us whether you expect a material change to result from adjustments related to the closing of your financial statements for the period ended June 30, 2015.

Correspondence dated July 17, 2015

4. We note your intention to disclose preliminary financial data for the period ended June 30, 2015, including a range for net sales, gross profit, operating income, net income, and adjusted EBITDA. Revise the disclosure to include an explanation as to why you are not able to disclose a specific number rather than a range and explain how the ranges were determined. In addition, disclose why you can provide only partial and preliminary information at this time.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief